API ELECTRONICS GROUP CORP.

505 University Avenue

Suite 1400

Toronto, Ontario M5G 1X3

TELEPHONE (416) 563-6543

November 18, 2005

Megan Akst

Staff Accountant

Securities and Exchange Commission

Mail	Stop 4-06

Washington, D.C. 20549

Re:	API Electronics Group Corp.
Form 20-F for Fiscal Year Ended May 31, 2004
File No. 000-29142

Dear Ms. Akst:

In response to your comment letter to API Electronics Group Corp. (the “Company”) dated September 22, 2005, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F and all amendments thereto;

•	Staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

API ELECTRONICS GROUP CORP.

/s/ Phillip DeZwirek,

Phillip DeZwirek,

Chief Executive Officer